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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 3)

                     SOLICITATION/RECOMMENDATION STATEMENT

                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                             VLSI TECHNOLOGY, INC.

                           (Name Of Subject Company)

                             VLSI TECHNOLOGY, INC.

                      (Name Of Person(s) Filing Statement)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title Of Class Of Securities)

                                   918270109

                     (Cusip Number Of Class Of Securities)

                            ------------------------

                                ALFRED J. STEIN
                            CHIEF EXECUTIVE OFFICER
                             VLSI TECHNOLOGY, INC.
                                1109 MCKAY DRIVE
                           SAN JOSE, CALIFORNIA 95131

                                 (408) 434-3100

          (Name, Address And Telephone Number Of Person Authorized To
   Receive Notice And Communications On Behalf Of Person(s) Filing Statement)

                            ------------------------

                                   COPIES TO:

                             CHRISTOPHER L. KAUFMAN
                                LATHAM & WATKINS
                             135 COMMONWEALTH DRIVE
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 328-4600

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    This Amendment No. 3 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on March 18, 1999 (as subsequently amended, the "Schedule 14D-9"), by VLSI Technology, Inc., a Delaware corporation ("VLSI"), relating to the cash tender offer by Koninklijke Philips Electronics N.V., a company organized under the laws of The Netherlands ("Philips"), and KPE Acquisition Inc. ("KPE"), a Delaware corporation and an indirect wholly owned subsidiary of Philips, to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), of VLSI including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Common Share Rights Agreement, dated as of November 7, 1989, as amended on August 12, 1992, as amended and restated on August 24, 1992 and as further amended and restated as of March 7, 1999, all as set forth in the Second Amended and Restated Rights Agreement (the "Second Amended and Restated Rights Agreement"), between VLSI and BankBoston, N.A. (formerly The First National Bank of Boston), as Rights Agent, at a price of $17.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in KPE's Offer to Purchase dated March 5, 1999 and the related Letter of Transmittal (which together constitute the "Philips Offer"). The Philips Offer is disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 5, 1999 (as subsequently amended, the "Schedule 14D-1"), as filed with the Commission. Unless otherwise indicated, all capitalized terms used but not defined shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    The response to Item 4 is hereby amended and supplemented by adding the following:

    On March 22, 1999, representatives of Credit Suisse First Boston and Sullivan & Cromwell contacted representatives of Morgan Stanley and Latham & Watkins, respectively, to discuss the process for initiating discussions between VLSI and Philips.

    During the week of March 22, 1999, VLSI's and Philips' advisors engaged in discussions concerning the terms of a confidentiality and standstill agreement pursuant to which Philips would be granted access to VLSI's senior management and confidential business information.

    On March 25, 1999, the Board held a special meeting to consider the terms of confidentiality/standstill agreements pursuant to which VLSI would provide Philips and other parties with access to VLSI's senior management and confidential business information.

    On March 29, 1999, VLSI issued the following press release which included the text of a letter sent to Mr. Boonstra from Mr. Stein on that same day:

                 VLSI CONTINUES STRATEGIC ALTERNATIVES PROCESS
        -- NO AGREEMENT REACHED WITH PHILIPS TO PARTICIPATE IN PROCESS--

SAN JOSE, CA, MARCH 29, 1999 -- VLSI Technology, Inc. (Nasdaq: VLSI) announced today that VLSI has not reached an agreement with Royal Philips Electronics which would allow Philips to participate in VLSI's exploration of strategic alternatives. Despite extensive discussions between the two parties' advisers, no agreement has been reached.

VLSI stated that VLSI has reached agreements granting other parties access to non-public information concerning VLSI. VLSI also has established a data room and has granted extensive senior management interviews to third parties.

"Philips asked to be included in our process of exploring VLSI's strategic alternatives and VLSI worked with Philips to develop reasonable terms to include Philips," said Alfred J. Stein, chairman and chief executive officer of VLSI. "It is unfortunate that Philips has declined to participate in our process because

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we believe that, by their participation, Philips would recognize that Philips'
offer does not reflect the strong business potential of VLSI and therefore is inadequate."

The text of a letter sent today by Mr. Stein to Mr. Cor Boonstra, president and chief executive officer of Royal Philips Electronics, is as follows:

By Facsimile

                                                                  March 29, 1999

Mr. Cor Boonstra
President & CEO
Royal Philips Electronics
Rembrandt Tower
Amstelplein 1
1096 HA Amsterdam
The Netherlands

Dear Mr. Boonstra:

I was disappointed to hear from my advisory team that VLSI and Philips were unable to reach an agreement that would allow Philips to participate as one of the companies exploring strategic alternatives with VLSI.

When Philips asked to participate in VLSI's process, VLSI's advisers devoted significant time to the issue and the VLSI Board of Directors held a special meeting to discuss the terms under which Philips could gain access to non-public information concerning VLSI and its business.

The agreement VLSI ultimately proposed-- essentially a 45-day truce between the two companies-- was quite simple:

In exchange for the same access to non-public information and senior management that VLSI made available to other parties in the process, Philips would agree to take no action concerning its tender offer and consent solicitation until May 10, 1999.

VLSI would set May 10, 1999 as the record date for both its consent solicitation and 1999 Annual Meeting of Stockholders, and would hold the Annual Meeting on June 8, 1999.

In addition, to preserve Philips' flexibility, VLSI would agree that the 45-day standstill would terminate if VLSI entered into a strategic transaction with a party other than Philips.

It is unfortunate that Philips has declined to participate in VLSI's process because we believe that, by Philips' participation, Philips would recognize that Philips' offer does not reflect VLSI's excellent technology and strong business potential. Our customer product bookings have strengthened. For example, after the commencement of your offer, VLSI received the largest single order in VLSI history. By remaining outside of VLSI's process, Philips may continue to make inaccurate assumptions about VLSI's business.

The other Directors of VLSI and I remain ready to include you in our process of exploring strategic alternatives.

Very Truly Yours,
/s/ Alfred J. Stein
Alfred J. Stein
Chairman and CEO
VLSI Technology, Inc.

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As announced on March 18, 1999, the VLSI Board of Directors unanimously determined that the unsolicited cash tender offer by Philips for all of the outstanding shares of VLSI at $17.00 per share is inadequate and not in the best interests of its stockholders, and therefore unanimously recommended that VLSI's stockholders reject the Philips offer and not tender their shares to Philips. The VLSI Board also unanimously determined that VLSI should explore its strategic alternatives, including a merger, sale or recapitalization of VLSI. The VLSI Board said those alternatives could include negotiations with interested parties, including Philips.

VLSI Technology, Inc. designs and manufactures custom and semi-custom integrated circuits for leading firms in the wireless communications, networking, consumer digital entertainment and advanced computing markets. The company is based in San Jose, Calif. with 1998 revenues from continuing operations of $547.8 million, and approximately 2,200 employees worldwide. Information related to VLSI Technology is available at VLSI's homepage, www.vlsi.com.

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                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

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
Dated: March 29, 1999                           VLSI TECHNOLOGY, INC.

                                                By:  /s/ Alfred J. Stein
                                                    ----------------------------------------
                                                    Name:  Alfred J. Stein
                                                    Title:   Chairman of the Board and
                                                           Chief Executive Officer
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